Exhibit I

CPLP

Financial Results for the three-month period ended March 31, 2017

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2017 and 2016 and related notes included elsewhere herein. Among other things, the financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unaudited Selected Financial Data

(In thousands of United States Dollars, except earnings per unit, distributions per unit and number of units)

	For the three-month periods ended March 31,
	2017	2016
Revenues	50,308	47,329
Revenues - related party	9,962	10,718

Total Revenues	60,270	58,047

Expenses:
Voyage expenses	2,288	1,852
Voyage expenses - related party	—	101
Vessel operating expenses	16,845	16,719
Vessel operating expenses - related party	2,783	2,616
General and administrative expenses	1,435	1,265
Vessel depreciation and amortization	18,526	17,453

Operating income	18,393	18,041

Other income / (expense), net:
Interest expense and finance cost	(6,350)	(6,097)
Interest and other income	210	158

Total other expense, net	(6,140)	(5,939)

Partnership’s net income	12,253	12,102

Preferred unit holders’ interest in Partnership’s net income	2,775	2,775
General Partner’s interest in Partnership’s net income	184	185
Common unit holders’ interest in Partnership’s net income	9,294	9,142
Net income per:
• Common unit, basic and diluted	0.08	0.08
Weighted-average units outstanding:
• Common units, basic and diluted	121,985,686	119,559,456

Total comprehensive income:	12,253	12,102

1

	As of March 31, 2017	As of December 31, 2016
Assets
Current assets
Cash and cash equivalents	124,378	106,678
Trade accounts receivable, net	1,965	2,497
Prepayments and other assets	3,048	3,943
Inventories	5,913	4,761

Total current assets	135,304	117,879

Fixed assets
Vessels, net	1,350,719	1,367,731

Total fixed assets	1,350,719	1,367,731

Other non-current assets
Above market acquired charters	86,392	90,243
Deferred charges, net	3,464	4,154
Restricted cash	18,000	18,000
Prepayments and other assets	1,460	598

Total non-current assets	1,460,035	1,480,726

Total assets	1,595,339	1,598,605

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	74,764	39,568
Trade accounts payable	9,814	8,686
Due to related parties	12,420	16,095
Accrued liabilities	8,404	7,861
Deferred revenue, current	21,553	19,986

Total current liabilities	126,955	92,196

Long-term liabilities
Long-term debt, net	523,327	562,619
Deferred revenue	13,541	16,033

Total long-term liabilities	536,868	578,652

Total liabilities	663,823	670,848

Commitments and contingencies

Partners’ capital	931,516	927,757

Total liabilities and partners’ capital	1,595,339	1,598,605

Limited Partners’ units outstanding:
• Common	123,294,040	122,094,633
• Class B Convertible Preferred	12,983,333	12,983,333
Distributions declared and paid per:
• Common	$0.08	$0.46
• Class B Convertible Preferred	$0.21	$0.86

Our Fleet

The current employment of our fleet is summarized as follows:

Vessel Name	Time Charter (“TC”)/ Bare Boat Charter (“BC”) (Years)	Commencement of Charter	Charterer	Profit Sharing (1)	Gross Daily Hire Rate Without Profit Sharing
M/V Archimidis (3)	1+1 TC	04/2016	Pacific International Lines (PTE) Ltd Singapore (“PIL”)		$8,950 (1y) $8,250 (1y)
M/V Agamemnon (3)	1+1 TC	05/2016	PIL		$8,950 (1y) $8,250 (1y)
M/T Amoureux	1 TC	04/2017	Capital Maritime & Trading Corp. (“CMTC” or “Capital Maritime”)		$22,000
M/T Aias	3 TC	02/2015	Repsol Trading S.A.		$26,500
M/T Atlantas II	1 TC	10/2016	CMTC		$13,000
M/T Aktoras (4)	—	—	—		—
M/V Cape Agamemnon	10 TC	07/2010	COSCO Bulk		$42,200
M/T Agisilaos (6)	3 TC	01/2016	Empresa Publica Flota Petrolera Ecuatoriana – EP Flopec (“Flopec”)		$19,000
M/T Arionas (6)	1 TC	01/2017	CMTC		$11,000
M/T Aiolos (4)	—	—	—		—
M/T Avax	3 TC	06/2015	Petroleo Brasileiro S.A. (“Petrobras”)		$15,400
M/T Axios	3 TC	06/2015	Petrobras		$15,400
M/T Alkiviadis	1+1+1 TC	09/2014	Chartering and Shipping Services SA (“CSSA”)		$14,125 (1y) $15,125 (1y) $13,300 (1y)
M/T Assos	3 TC	04/2015	Petrobras		$15,400
M/T Atrotos	3 TC	12/2015	Petrobras		$17,750
M/T Akeraios	3 TC	04/2016	Petrobras		$17,750
M/T Anemos I	3 TC	01/2016	Petrobras		$17,750
M/T Apostolos	3 TC	01/2016	Petrobras		$17,750
M/T Alexandros II (M/T Overseas Serifos)	5 BC 5 BC	01/2008 05/2013	Overseas Shipholding Group Inc (“OSG”) (2)		$13,000 $6,250
M/T Aristotelis II (M/T Overseas Sifnos)	5 BC 5 BC	06/2008 03/2013	OSG (2)		$13,000 $6,250
M/T Aris II (M/T Overseas Kimolos)	5 BC 5 BC	08/2008 03/2013	OSG (2)		$13,000 $6,250
M/T Aristotelis (7)	1 TC	01/2017	CMTC		$13,750
M/T Ayrton II	2 TC	02/2016	CMTC		$18,000
M/T Amore Mio II	0.9 TC	08/2016	CMTC		$21,000
M/T Miltiadis M II	0.9 TC	08/2016	CMTC		$25,000

M/V Hyundai Prestige (5)	12 TC	02/2013	Hyundai Merchant Marine Co. Ltd (“HMM”)		$23,480
M/V Hyundai Premium (5)	12 TC	03/2013	HMM		$23,480
M/V Hyundai Paramount (5)	12 TC	04/2013	HMM		$23,480
M/V Hyundai Privilege (5)	12 TC	05/2013	HMM		$23,480
M/V Hyundai Platinum (5)	12 TC	06/2013	HMM		$23,480
M/V Akadimos (renamed to CMA CGM Amazon)	5 TC	06/2015	CMA CGM		$39,250
M/T Active	2 TC	06/2015	Cargill International SA (“Cargill”)		$17,700
M/T Amadeus	2 TC	06/2015	CMTC	50/50	$17,000
M/V Adonis (renamed to CMA CGM Uruguay)	5 TC	09/2015	CMA CGM		$39,250
M/V Anaxagoras (renamed to CMA CGM Magdalena)	5 TC	02/2016	CMA CGM		$39,250
M/T Amor (8)	2 TC	10/2015	Cargill		$17,500

(1)	Profit sharing refers to an arrangement between vessel-owning companies and charterers to share a predetermined percentage voyage profit in excess of the basic rate.
(2)	On November 14, 2012, OSG made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code. After discussions between the Partnership and OSG, it was agreed to enter into new charter contracts on substantially the same terms as the prior charters but at a bareboat rate of $6,250 per day. In connection with the spin-off of International Seaways Inc (“INSW”), formerly known as OSG International Inc, a wholly owned subsidiary of OSG, from its parent, INSW agreed to increase the gross daily hire rate of M/T ‘Aristotelis II’, M/T ‘Alexandros II’ and M/T ‘Aris II’ from $6,250 per day to $6,600 per day commencing on November 30, 2016 until the end of their respective bareboat charter agreements in July 2018. INSW has an option to purchase each of the three vessels at the end of the eighth, ninth or tenth year of the charter, for $38.0 million, $35.5 million and $33.0 million respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.
(3)	The M/V Archimidis and the M/V Agamemnon are employed on time charters with PIL for one year at a gross rate of $8,950 per day. In January 2017, we agreed with the charterer to extend the time charter of the M/V Archimidis and the M/V Agamemnon for an additional one year +/-30 days at a gross rate of $8,250 for each vessel.
(4)	In March 2017, the M/T Aiolos (ex M/T British Emissary) and the M/T Aktoras (ex M/T British Envoy) were delivered to us from BP after completion of their respective bareboat charters. As of today both vessels are trading on voyage charters.
(5)	Each of the companies owning the M/V Hyundai Prestige, the M/V Hyundai Paramount, the M/V Hyundai Premium, the M/V Hyundai Privilege and the M/V Hyundai Platinum entered into a charter restructuring agreement with HMM on July 15, 2016. This agreement provides for the reduction of the charter rate payable under the respective charter parties by 20% to a gross rate of $23,480 per day (from $29,350 per day) for a three and a half year period starting on July 18, 2016 and ending on December 31, 2019 (the “Charter Reduction Period”). The charter restructuring agreement further provides that at the end of the Charter Reduction Period, the charter rate under the respective charter parties will be restored to the original gross daily rate of $29,350 until the expiry of each charter.
(6)	On July 2, 2016, the M/T Agisilaos replaced the M/T Arionas under the charter party to Flopec at a gross rate of $19,000 per day, as the M/T Arionas underwent its scheduled special survey. For the duration of the replacement, Carnation Shipping Company, the company owning the M/T Arionas under the charter party to Flopec will act as disponent owner of the M/T Agisilaos. In December 2016, the company owning the M/T Arionas entered into a one year time charter with CMTC at a gross daily rate of $11,000 which was commenced in January 2017. The charterer has the option to extend the time charter for an additional one year +/- 30 days at a gross daily rate of $13,750.
(7)	In December 2016, the M/T Aristotelis entered into a one year time charter with CMTC at a gross daily rate of $13,750. The charterer has the option to extend the time charter for an additional year +/- 30 days at a gross daily rate of $15,000.
(8)	The vessel is employed under a time charter with Cargill that commenced in October 2015 with a duration of two years +/- 30 days at a gross daily rate of $17,500. Upon termination of the Cargill charter, the vessel is expected to be employed by Capital Maritime for an additional two months +/- 15 days at a gross daily rate of $14,000 plus 50/50 profit share.

Recent Developments

Quarterly Common and Class B Unit Cash Distribution

On April 20, 2017, the Board declared a cash distribution of $0.08 per common unit for the first quarter of 2017 payable on May 12, 2017 to common unit holders of record on May 5, 2017. In addition, the Board declared a cash distribution of $0.21375 per Class B Unit for the first quarter of 2017, in accordance with the Partnership’s Second Amended and Restated Partnership Agreement. This cash distribution on Class B Units will be paid on May 10, 2017 to Class B Unitholders of record on May 3, 2017.

As previously announced, we intend to review our distributions from time to time in the light of a range of factors, including, among other things, our access to the capital markets, the refinancing of our external debt, the level of our capital expenditures and our ability to pursue accretive transactions. For further information on the risks affecting the level of our distributions, see “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Operations—We cannot assure you that we will pay any distributions on our units” in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 3, 2017.

At-the-market Offering

In September 2016, the Partnership entered into an equity distribution agreement with UBS Securities LLC (“UBS”) under which the Partnership may sell, from time to time through UBS as its sales agent, new common units having an aggregate offering amount of up to $50.0 million (the “ATM offering”). The equity distribution agreement provides that UBS, when it is acting as the Partnership’s sales agent, will be entitled to compensation of up to 2% of the gross sales price of the common units sold from time to time. We intend to use the net proceeds from the sales of new common units, after deducting the sales agent’s commissions and our offering expenses, for general partnership purposes, which may include, among other things, the acquisition of new vessels, the repayment or refinancing of all or a portion of our outstanding indebtedness and funding of working capital requirements or capital expenditures. For the period between the launch of the ATM offering and March 31, 2017, we issued an aggregate of 2,600,888 new common units translating into net proceeds of $8.5 million, after payment of UBS’s commission, but before offering expenses.

Fleet Employment

The M/T ‘Amoureux’ (149,993 dwt, Crude Oil Carrier, built 2008, Universal Shipbuilding, Japan) has secured one year employment (+/- 30 days) with Capital Maritime at a gross daily rate of $22,000. The new charter commenced in April 2017. The vessel was previously earning $29,000 gross per day under a two-year charter with Stena Bulk AB.

Factors Affecting Our Future Results of Operations

Please refer to our Annual Report on Form 20-F for the year ended December 31, 2016, filed on February 3, 2017, regarding the factors affecting our future results of operations.

Results of Operations

Three-Month Period Ended March 31, 2017 Compared to the Three-Month Period Ended March 31, 2016

Our results of operations for the three-month periods ended March 31, 2017 and 2016 differ primarily due to the expansion of our fleet and the resulting increase in the average number of vessels during the three-month period ended March 31, 2017 compared to the corresponding period in 2016.

On February 26, and October 24, 2016, we took delivery of the M/V Anaxagoras (renamed to “CMA CGM Magdalena”) and the M/T Amor, respectively.

Total Revenues

Total revenues, consisting of time, voyage and bareboat charter revenues, amounted to $60.3 million for the three-month period ended March 31, 2017, compared to $58.0 million for the three-month period ended March 31, 2016. The increase of $2.3 million was primarily a result of the expansion of our fleet and the lower number of off-hire days during the three-month period ended March 31, 2017, partly offset by the lower charter rates earned by certain of our vessels compared to the first quarter of 2016. For the three-month period ended March 31, 2017, related party revenues decreased to $10.0 million, compared to $10.7 million for the three-month period ended March 31, 2016. Time, voyage and bareboat charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and Capital Maritime and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates.

For the three-month period ended March 31, 2017, HMM, Petrobras, CMA CGM and Capital Maritime accounted for 18%, 18%, 17% and 17% of our total revenues, respectively. For information on the risks arising from a concentration of counterparties, see “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flow.” in our Annual Report on Form 20-F for the year ended December 31, 2016.

Voyage Expenses

Total voyage expenses amounted to $2.3 million for the three-month period ended March 31, 2017, compared to $2.0 million for the three-month period ended March 31, 2016. Voyage expenses primarily consist of bunkers, port expenses and commissions. Voyage expenses are paid for by the charterer under time and bareboat charters, except for commissions, which are paid for by us. Voyage expenses under voyage charters are paid for by us.

Vessel Operating Expenses

For the three-month period ended March 31, 2017 our total vessel operating expenses amounted to $19.6 million compared to $19.3 million for the three-month period ended March 31, 2016. The $0.3 million increase in total vessel operating expenses was primarily attributable to the increase in the average size of our fleet by 1.6 vessels during the three-month period ended March 31, 2017, partly offset by lower operating expenses on average per vessel compared to the three-month period ended March 31, 2016.

Total vessel operating expenses for the three-month period ended March 31, 2017 include expenses of $2.8 million incurred under the management agreements we have with our Manager, compared to $2.6 million during the three-month period ended March 31, 2016.

General and Administrative Expenses

General and administrative expenses amounted to $1.4 million for the three-month period ended March 31, 2017, compared to $1.3 million for the three-month period ended March 31, 2016. General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, and other fees related to the requirements of being a publicly traded partnership.

Vessel Depreciation and Amortization

Vessel depreciation and amortization increased to $18.5 million for the three-month period ended March 31, 2017, compared to $17.5 million for the three-month period ended March 31, 2016, an increase attributable to the expansion of our fleet.

Total Other Expense, Net

Total other expense, net for the three-month period ended March 31, 2017 amounted to $6.1 million, compared to $5.9 million for the three-month period ended March 31, 2016. The increase of $0.2 million reflects higher interest costs incurred mainly as a result of an increase in the average amount of debt outstanding and the increase in the LIBOR weighted average interest rate for the three-month period ended March 31, 2017 compared to the three-month period ended March 31, 2016.

The weighted average interest rate on the loans outstanding under our credit facilities for the three-month period ended March 31, 2017 was 4.02% compared to 3.66% for the corresponding period in 2016. See Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Partnership’s Net Income

The Partnership’s net income for the three-month period ended March 31, 2017 amounted to $12.3 million, compared to $12.1 million for the three-month period ended March 31, 2016.

Liquidity and Capital Resources

As of March 31, 2017, total cash and cash equivalents amounted to $124.4 million and restricted cash (under our credit facilities) amounted to $18.0 million. As of March 31, 2017, there were no undrawn amounts under the terms of our credit facilities.

Generally, our primary sources of funds have been cash from operations, bank borrowings and securities offerings.

Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations. Cash flows from operations may be further affected by other factors described in our Annual Report on Form 20-F for the year ended December 31, 2016, in “Item 3. Key Information—D. Risk Factors”.

Because we distribute all of our “available cash” (a contractually defined term, generally referring to cash on hand at the end of each quarter after provision for reserves), we generally rely upon external financing sources, including bank borrowings and securities offerings, to fund replacement, expansion and investment capital expenditures, and to refinance or repay outstanding indebtedness under our credit facilities. Since 2011, our board of directors has elected not to provision cash reserves for estimated replacement capital expenditures.

Therefore, our ability to maintain and grow our asset base, including through further dropdown opportunities from Capital Maritime or acquisitions from third parties, and to pay or increase our distributions as well as to maintain a strong balance sheet depends on, among other things, our ability to obtain required financing, access financial markets and refinance part or all of our existing indebtedness on commercially acceptable terms.

In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, as well as a significant deterioration in our cost of capital and potential loss of revenue, our board of directors made the decision to protect our liquidity position by creating a capital reserve and setting distributions at a level that it believed to be sustainable and consistent with the proper conduct of our business. The capital reserve, to which we make quarterly allocations of approximately $14.6 million, is intended to address our principal amortization requirements under certain of our credit facilities for the period from March 2016 to December 2018, of $177.1 million. As of March 31, 2017, we had allocated an aggregate of $73.2 million to the capital reserve.

Principal amortization requirements in 2019 and 2020, when most of our credit facilities mature, total $275.4 million and $156.9 million, respectively. We anticipate refinancing any portion of our indebtedness that we do not fund through our capital reserve and internally generated cash flow. There can however be no assurance that we will be able to refinance our indebtedness on acceptable terms or at all, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Financing Activities—We have incurred significant indebtedness, which could adversely affect our ability to finance our operations, refinance our existing indebtedness, pursue desirable business opportunities, successfully run our business or make cash distributions.” in our Annual Report on Form 20-F for the year ended December 31, 2016.

In September 2016, we entered into an equity distribution agreement with UBS. See above “Recent Developments—At-the-market Offering.” For the period between the launch of the ATM offering and March 31, 2017, we issued 2,600,888 new common units translating into net proceeds of $8.5 million after payment of UBS’s commission but before offering expenses.

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses. We currently have no capital commitments to purchase or build additional vessels. For the twelve-month period ending March 31, 2018, we anticipate that four of our vessels will undergo special survey.

Total partners’ capital as of March 31, 2017 amounted to $931.5 million compared to $927.8 million as of December 31, 2016, corresponding to an increase of $3.7 million. The increase primarily reflects net income of $12.3 million, net proceeds (after payment of UBS’s commissions) of $4.0 million from the issuance of common units under our ATM offering and equity compensation expense of $0.3 million partially offset by $12.8 million of distributions declared and paid during the three-month period ended March 31, 2017.

Notwithstanding the continuing economic downturn, the duration and long-term effects of which are not possible to predict, and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, investing and financing activities for the periods, presented in millions:

	For the three-month periods
	ended March 31,
	2017	2016
Net Cash Provided by Operating Activities	$32.1	$25.6
Net Cash Used in Investing Activities	$(1.2)	$(74.1)
Net Cash Used in Financing Activities	$(13.1)	$(1.4)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $32.1 million for the three-month period ended March 31, 2017 compared to $25.6 million for the three-month period ended March 31, 2016. The increase of $6.5 million was attributable to (i) the increase by $1.3 million in cash from operations, before changes to our operating assets and liabilities, mainly due to the expansion of our fleet, and (ii) the positive effect of the changes in our operating assets and liabilities between the two periods amounting to $6.2 million, mainly due to the increase in trade accounts payable and accrued liabilities, the higher amount of hires received in advance from our charterers and the decrease in our trade accounts receivables, partially offset by the increase in the amounts reimbursed by us to our Manager for expenses paid by our Manager on our behalf during the three-month period ended March 31, 2017 compared to the three-month period ended March 31, 2016 and by $1.0 million in dry docking costs paid during the three-month period ended March 31, 2017 while no such costs were paid in the three-month period ended March 31, 2016.

Net Cash Used in Investing Activities

Net cash used in investing activities refers primarily to cash used for vessel acquisitions and improvements. Net cash used in investing activities for the three-month period ended March 31, 2017 decreased to $1.2 million compared to $74.1 million during the three-month period ended March 31, 2016, principally because we acquired no vessels in the three-month period ended March 31, 2017, compared with the acquisition of the shares of one vessel-owning company during the three-month period ended March 31, 2016. Following the acquisition of the shares of the vessel-owning company in the three-month period ended March 31, 2016, restricted cash increased by $0.5 million. Cash consideration paid for vessel improvements for the three-month period ended March 31, 2017 amounted to $1.2 million compared to $0 during the three-month period ended March 31, 2016.

Net Cash Used in Financing Activities

Net cash used in financing activities for the three-month period ended March 31, 2017, was $13.1 million compared to $1.4 million for the three-month period ended March 31, 2016. The increase of $11.7 million in net cash used in financing activities was mainly attributable to a decrease in proceeds from long-term debt, as we did not incur any additional indebtedness in the three-month period ended March 31, 2017, compared to a $35.0 million drawdown to finance the acquisition of a vessel-owning entity in the three-month period ended March 31, 2016. This was partially offset by a decrease of $19.3 million in distributions paid to our unit holders and by the increase in proceeds of $4.0 million from the issuance of common units during the three-month period ended March 31, 2017 compared to the three-month period ended March 31, 2016.

Borrowings

Our long-term borrowings are reflected in our balance sheet as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net.”

As of March 31, 2017, total borrowings were $600.7 million, consisting of: (i) $186.0 million outstanding under the credit facility we entered into in 2007 (the “2007 credit facility”); (ii) $181.6 million outstanding under the credit facility we entered into in 2008 (as amended, the “2008 credit facility”); (iii) $14.0 million outstanding under the credit facility we entered into in 2011 (the “2011 credit facility”); (iv) $203.3 million outstanding under the credit facility we entered into in 2013 (as amended, the “2013 credit facility”) and (v) $15.8 million outstanding under the credit facility originally arranged by Capital Maritime in 2015 and assumed by us in 2016 (the “2015 credit facility”).

As of December 31, 2016, total borrowings were $605.0 million consisting of: (i) $186.0 million outstanding under the 2007 credit facility; (ii) $181.6 million outstanding under the 2008 credit facility; (iii) $14.0 million outstanding under the 2011 credit facility, (iv) $207.6 million outstanding under the 2013 credit facility and (v) $15.8 million outstanding under the 2015 credit facility.

As of March 31, 2017, long-term debt, net of current portion was $525.0 million, compared to $564.5 million as of December 31, 2016. The current portion of long-term debt as of March 31, 2017 was $75.7 million, out of which $36.2 million is scheduled to be paid during the remainder of the year 2017, compared to current portion of long-term debt of $40.5 million as of December 31, 2016.

Credit Facilities

For information relating to our credit facilities, please refer to Note 7 of our audited Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2016 and Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

For the three-month period ended March 31, 2017, no amounts were drawn down under our credit facilities compared to $35.0 million drawn for the three-month period ended March 31, 2016 from our 2013 credit facility in order to partly finance the acquisition of shares of the company owning the M/V CMA CGM Magdalena.

As of March 31, 2017 and December 31, 2016, we had no undrawn amounts under our credit facilities, and we were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may issue or enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, such as interest rate developments, changes in the funding costs offered by our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, we are unlikely to be able to make any distributions to our unitholders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us, if any, may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios, see “Item 5.B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2016. The global economic downturn that has occurred in the last several years has had an adverse effect on vessel values, and economic conditions remain fragile with significant uncertainty surrounding levels of recovery and long-term economic growth effects. If the estimated asset values of vessels in our fleet decrease further, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing. A decrease of 10% in the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our credit facilities.

Off-Balance Sheet Arrangements

As of March 31, 2017, we have not entered into any off-balance sheet arrangements.

Critical Accounting Policies

A discussion of our critical accounting policies can be found in our Annual Report on Form 20-F for the year ended December 31, 2016.

Changes in Accounting Policies

During the three-month period ended March 31, 2017, we adopted ASU 2015-11, Simplifying the Measurement of Inventory and ASU No 2016-09, Stock Compensation, and their adoption had no impact on our unaudited interim condensed consolidated financial statements included herein. There have been no other changes to our accounting policies.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of March 31, 2017	As of December 31, 2016
Assets
Current assets
Cash and cash equivalents	124,378	106,678
Trade accounts receivable, net	1,965	2,497
Prepayments and other assets	3,048	3,943
Inventories	5,913	4,761

Total current assets	135,304	117,879

Fixed assets
Vessels, net (Note 4)	1,350,719	1,367,731

Total fixed assets	1,350,719	1,367,731

Other non-current assets
Above market acquired charters (Note 5)	86,392	90,243
Deferred charges, net	3,464	4,154
Restricted cash	18,000	18,000
Prepayments and other assets	1,460	598

Total non-current assets	1,460,035	1,480,726

Total assets	1,595,339	1,598,605

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (Note 6)	74,764	39,568
Trade accounts payable	9,814	8,686
Due to related parties (Note 3)	12,420	16,095
Accrued liabilities	8,404	7,861
Deferred revenue, current (Note 3)	21,553	19,986

Total current liabilities	126,955	92,196

Long-term liabilities
Long-term debt, net (Note 6)	523,327	562,619
Deferred revenue	13,541	16,033

Total long-term liabilities	536,868	578,652

Total liabilities	663,823	670,848

Commitments and contingencies (Note 11)

Partners’ capital (Note 8)	931,516	927,757

Total liabilities and partners’ capital	1,595,339	1,598,605

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month periods ended March 31,
	2017	2016
Revenues	50,308	47,329
Revenues – related party (Note 3)	9,962	10,718

Total Revenues	60,270	58,047

Expenses:
Voyage expenses	2,288	1,852
Voyage expenses - related party (Note 3)	—	101
Vessel operating expenses	16,845	16,719
Vessel operating expenses - related party (Note 3)	2,783	2,616
General and administrative expenses (Note 3)	1,435	1,265
Vessel depreciation and amortization (Note 4)	18,526	17,453

Operating income	18,393	18,041

Other income / (expense), net:
Interest expense and finance cost (Note 6)	(6,350)	(6,097)
Interest and other income	210	158

Total other expense, net	(6,140)	(5,939)

Partnership’s net income	12,253	12,102

Preferred unit holders’ interest in Partnership’s net income	2,775	2,775
General Partner’s interest in Partnership’s net income	184	185
Common unit holders’ interest in Partnership’s net income	9,294	9,142
Net income per (Note 10):
• Common unit, basic and diluted	0.08	0.08
Weighted-average units outstanding:
• Common units, basic and diluted	121,985,686	119,559,456

Total comprehensive income:	12,253	12,102

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at January 1, 2016	16,998	810,239	110,583	937,820

Partnership’s net Income	185	9,142	2,775	12,102
Dividends declared and paid (Note 8)	(582)	(28,718)	(2,853)	(32,153)
Equity compensation expense (Note 9)	—	267	—	267

Balance at March 31, 2016	16,601	790,930	110,505	918,036

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at January 1, 2017	16,685	800,566	110,506	927,757

Partnership’s net Income	184	9,294	2,775	12,253
Dividends declared and paid (Note 8)	(195)	(9,788)	(2,775)	(12,758)
Issuance of Partnership’s units (Note 8)	—	3,969	—	3,969
Equity compensation expense (Note 9)	—	295	—	295

Balance at March 31, 2017	16,674	804,336	110,506	931,516

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the three-month periods ended March 31,
	2017	2016
Cash flows from operating activities:
Net income	12,253	12,102
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 4)	18,526	17,453
Amortization and write off of deferred financing costs	233	544
Amortization of above market acquired charters (Note 5)	3,851	3,475
Equity compensation expense (Note 9)	295	267
Changes in operating assets and liabilities:
Trade accounts receivable	532	(721)
Prepayments and other assets	33	(883)
Inventories	(1,152)	(248)
Trade accounts payable	2,299	382
Due to related parties	(3,675)	(2,844)
Accrued liabilities	805	(1,466)
Deferred revenue	(915)	(2,461)
Dry-docking costs paid	(1,030)	—

Net cash provided by operating activities	32,055	25,600

Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements (Note 4)	(1,218)	(73,578)
Increase in restricted cash	—	(500)

Net cash used in investing activities	(1,218)	(74,078)

Cash flows from financing activities:
Proceeds from issuance of Partnership units (Note 8)	3,969	—
Expenses paid for issuance of Partnership units	(9)	—
Proceeds from issuance of long-term debt	—	35,000
Deferred financing costs paid	—	(69)
Payments of long-term debt (Note 6)	(4,339)	(4,219)
Dividends paid (Note 8)	(12,758)	(32,153)

Net cash used in financing activities	(13,137)	(1,441)

Net increase / (decrease) in cash and cash equivalents	17,700	(49,919)

Cash and cash equivalents at beginning of period	106,678	90,190

Cash and cash equivalents at end of period	124,378	40,271

Supplemental cash flow information
Cash paid for interest	$6,115	$6,562
Non-Cash Investing and Financing Activities
Offering expenses included in liabilities	$97	$—
Capital expenditures included in liabilities	$989	$169
Capitalized dry docking costs included in liabilities	$111	$2,358

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international shipping company. Its fleet of thirty six high specification vessels consists of four suezmax crude oil tankers, twenty-one modern medium range tankers all of which are classed as IMO II/III vessels, ten post panamax container carrier vessels, and one capesize bulk carrier. Its vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, (such as gasoline, diesel, fuel oil and jet fuel), edible oils and certain chemicals such as ethanol as well as dry cargo and containerized goods under short-term voyage charters and medium to long-term time and bareboat charters.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the Partnership’s consolidated financial statements for the year ended December 31, 2016, included in the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 3, 2017.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Partnership’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2017 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2017.

2. Significant Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2016 (the “Consolidated Financial Statements for the year ended December 31, 2016”).

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3. Transactions with Related Parties

The Partnership and its subsidiaries have related-party transactions with Capital Maritime & Trading Corp. (“CMTC”) which is a related party unit holder. The Partnership and its subsidiaries have also related party transactions with Capital Ship Management Corp. (the “Manager” or “CSM”) arising from certain terms of the following three different types of management agreements.

1.	Fixed fee management agreement: At the time of the completion of its initial public offering (“IPO”), the Partnership entered into an agreement with its Manager, according to which the Manager provides the Partnership with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessels’ operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants as well as the cost of the first special survey or next scheduled dry-docking, of each vessel. In addition to the fixed daily fees payable under the management agreement, the Manager is entitled to supplementary compensation for additional fees and costs (as defined in the agreement) of any direct and indirect additional expenses it reasonably incurs in providing these services, which may vary from time to time. For the three-month periods ended March 31, 2017 and 2016 such fees amounted to $31 and $45 respectively and are included in “Vessel operating expenses – related party” in the accompanying condensed consolidated statements of comprehensive income. The Partnership also pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover compliance and commercial costs, which include those costs incurred by the Manager to remain in compliance with the oil majors’ requirements, including vetting requirements;

2.	Floating fee management agreement: On June 9, 2011, the Partnership entered into a management agreement with its Manager based on actual expenses with an initial term of five years. Under the terms of this agreement the Partnership compensates its Manager for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Manager. The Partnership also pays its Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; and

3.	Crude management agreement: On September 30, 2011, the Partnership completed the acquisition of Crude Carriers Corp. and its subsidiaries (“Crude”). Three of the five crude tanker vessels that the Partnership acquired at the time of the completion of the merger with Crude, continue to be managed under a management agreement entered into in March 2010 with the Manager, whose initial term expires on December 31, 2020. Under the terms of this agreement, the Partnership compensates the Manager for all expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. The Partnership also pays its Manager the following fees:

(a) a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index;

(b) a sale and purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired by Crude ; and

(c) a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered.

The Manager has the right to terminate the Crude management agreement and, under certain circumstances, could receive substantial sums in connection with such termination. In March 2017 this termination fee was adjusted to $10,124 from $9,858.

Effective from January 1, 2017 the Manager agreed to waive going forward (i) the sale and purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of the three vessels and (ii) the commercial services fee equal to 1.25% of all gross charter revenues generated by each of the three vessels for commercial services rendered.

All the above three agreements constitute the “Management Agreements” and the related management fees are included in “Vessel operating expenses – related party” in the accompanying condensed consolidated statements of comprehensive income.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3. Transactions with Related Parties – Continued

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, and other administrative services. Also the Partnership reimburses the Manager and its general partner, Capital GP L.L.C. (the “CGP”) for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income. In January 2016, the Partnership amended the executive services agreement with CGP according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership. For the three-month periods ended March 31, 2017 and 2016 such fees amounted to $422, for each period, and are included in “General and administrative expenses” in the accompanying condensed consolidated statements of comprehensive income.

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of March 31, 2017	As of December 31, 2016
Liabilities:
Manager – payments on behalf of the Partnership (a)	$11,439	$15,126
Management fee payable to CSM (b)	981	969

Due to related parties	$12,420	$16,095

Deferred revenue – current (e)	3,932	2,925

Total liabilities	$16,352	$19,020

	For the three- month periods ended March 31,
Consolidated Statements of Comprehensive Income	2017	2016
Revenues (c)	$9,962	$10,718
Voyage expenses	—	101
Vessel operating expenses	2,783	2,616
General and administrative expenses (d)	503	531

(a)	Manager – Payments on Behalf of Capital Product Partners L.P.: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Manager on behalf of the Partnership and its subsidiaries.
(b)	Management fee payable to CSM: The amounts outstanding as of March 31, 2017 and December 31, 2016 represent the management fee payable to CSM as a result of the Management Agreements the Partnership entered into with the Manager.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3. Transactions with Related Parties – Continued

(c)	Revenues: The following table includes information regarding the charter agreements that were in place between the Partnership and CMTC for the three-month periods ended March 31, 2017 and 2016:

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Agisilaos	1 TC	09/2015	06/2016	$14.5 ($14.3)
M/T Arionas	1.2 TC	12/2014	01/2016	$15.0 ($14.8)
M/T Arionas	1 TC	01/2017	12/2017	$11.0 ($10.9)
M/T Amore Mio II	0.9 TC	08/2016	06/2017	$21.0 ($20.7)
M/T Akeraios	2 TC	03/2015	04/2016	$15.6 ($15.4)
M/T Apostolos	2 TC	04/2015	01/2016	$15.6 ($15.4)
M/T Anemos I	1 TC	06/2015	01/2016	$17.3 ($17.0)
M/T Aristotelis	1.1 to 1.3 TC	12/2015	12/2016	$19.0 ($18.8)
M/T Aristotelis	1 TC	01/2017	12/2017	$13.8 ($13.6)
M/T Ayrton II	2 TC	02/2016	01/2018	$18.0 ($17.8)
M/T Miltiadis M II	0.6 TC	09/2015	05/2016	$35.0 ($34.6)
M/T Miltiadis M II	0.9 TC	08/2016	06/2017	$25.0 ($24.7)
M/T Amadeus	2 TC	06/2015	05/2017	$17.0 ($16.8)
M/T Atlantas II	1TC	10/2016	08/2017	$13.0 ($12.8)

(d)	General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.
(e)	Deferred Revenue: As of March 31, 2017 and December 31, 2016 the Partnership had received cash in advance for revenue earned in a subsequent period from CMTC.

4. Vessels, net

An analysis of vessels is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as of January 1, 2017	$1,775,689	$(407,958)	$1,367,731

Improvements	824	—	824
Depreciation for the period	—	(17,836)	(17,836)

Balance as of March 31, 2017	$1,776,513	$(425,794)	$1,350,719

All of the Partnership’s vessels as of March 31, 2017 have been provided as collateral to secure the Partnership’s credit facilities.

During the three-month period ended March 31, 2017, the M/V Agamemnon and the M/T Amore Mio II underwent improvements. The costs of these improvements for these vessels amounted to $824 and were capitalized as part of the vessels’ cost.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

5. Above market acquired charters

For the three-month periods ended March 31, 2017 and 2016, revenues included a reduction of $3,851 and $3,475 as amortization of the above market acquired charters, respectively.

An analysis of above market acquired charters is as follows:

Above market acquired charters	Book value
Carrying amount as of January 1, 2017	$90,243

Amortization	$(3,851)

Carrying amount as of March 31, 2017	$86,392

As of March 31, 2017 the remaining carrying amount of unamortized above market acquired time charters was $86,392 and will be amortized in future years as follows:

For the twelve month periods ended March 31,	Amount
2018	$14,904
2019	$14,381
2020	$14,410
2021	$10,230
2022	$8,372
Thereafter	$24,095

Total	$86,392

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

6. Long-Term Debt

As of March 31, 2017 and December 31, 2016 the Partnership’s long-term debt consisted of the following:

	Bank loans	As of March 31, 2017	As of December 31, 2016	Margin
(i)	Issued in March 2007 maturing in December 2019 (the “2007 credit facility”)	185,975	185,975	3.00%
(ii)	Issued in March 2008 maturing in December 2019 (the “2008 credit facility”)	181,641	181,641	3.00%
(iii)	Issued in June 2011 maturing in March 2018 (the “2011 credit facility”)	14,000	14,000	3.25%
(iv)	Issued in September 2013 maturing in December 2020 (the “2013 credit facility”)	203,307	207,646	3.50%
(v)	Assumed in October 2016 maturing in November 2022 (the “2015 credit facility”)	15,750	15,750	2.50%

	Total long-term debt	$600,673	$605,012

	Less: Deferred loan issuance costs	2,582	2,825

	Total long-term debt, net	$598,091	$602,187

	Less: Current portion of long-term debt	75,714	40,534
	Add: Current portion of deferred loan issuance costs	950	966

	Long-term debt, net	$523,327	$562,619

Details of the Partnership’s credit facilities are discussed in Note 7 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2016.

During the three-month period ended March 31, 2017 the Partnership repaid the amount of $4,339, in line with the amortization schedule of its 2013 credit facility. As of March 31, 2017 there were no undrawn amounts under the Partnership’s credit facilities.

As of March 31, 2017 and December 31, 2016 the Partnership was in compliance with all financial debt covenants.

For the three-month periods ended March 31, 2017 and 2016 interest expense amounted to $6,076 and $5,422, respectively. For the three-month period ended March 31, 2017 and 2016 the weighted average interest rate of the Partnership’s loan facilities was 4.02% and 3.66% respectively.

7. Financial Instruments

(a) Fair value of financial instruments

The Partnership follows the accounting guidance for financial instruments that establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

Level 3: Inputs are unobservable inputs for the asset or liability.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

7. Financial Instruments – continued

(a) Fair value of financial instruments- continued

The carrying value of cash and cash equivalents and restricted cash, which are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, due to related parties, trade accounts payable and accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest being the LIBOR and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of March 31, 2017. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

(b) Concentration of credit risk

Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits with creditworthy financial institutions rated by qualified rating agencies. A limited number of financial institutions hold the Partnership’s cash. Most of the Partnership’s revenues were derived from a few charterers. As of March 31, 2017 and December 31, 2016 there were four customers that each accounted for more than 10% of the Partnership’s revenues. The Partnership does not obtain rights of collateral from its charterers to reduce its credit risk.

8. Partners’ Capital

As of March 31, 2017 and December 31, 2016 the Partnership’s partners’ capital was comprised of the following units:

	As of March 31, 2017	As of December 31, 2016
Common units	123,294,040	122,094,633
General partner units	2,439,989	2,439,989
Preferred units	12,983,333	12,983,333

Total partnership units	138,717,362	137,517,955

During the three-month period ended March 31, 2017, the Partnership issued 1,199,407 new common units under its At-The-Market offering (the “ATM offering”) and equity distribution agreement the Partnership had entered into with UBS Securities LLC in September 2016. This issuance resulted in net proceeds of $3,969 after the payment of commission to the sales agent. During April 2017, the Partnership issued 336,996 additional common units under its ATM offering which resulted in net proceeds of $1,151 after the payment of commission to the sales agent.

Details of the Partnership’s Partner’s Capital are discussed in Note 12 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2016.

For the three-month periods ended March 31, 2017 and 2016, the Partnership declared and paid the following distributions to its common and preferred unit holders:

	January 18, 2017	January 20, 2016
Common unit-holders
Distributions per common unit declared	0.08	0.2385
Common units entitled to distribution	122,343,706	120,409,456
General partner and IDR distributions	$195	$582
Preferred unit-holders
Distributions per preferred unit declared	0.21375	0.21975
Preferred units entitled to distribution	12,983,333	12,983,333

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

9. Omnibus Incentive Compensation Plan

As of March 31, 2017 the unvested units accrued $380 of distributions.

The following table contains details of our plan:

	Employee equity compensation		Non-Employee equity compensation
Unvested Units	Units	Grant-date fair value	Units	Award-date fair value
Unvested on January 1, 2017	206,668	$1,141	492,500	$2,993
Vested	—	—	—	—

Unvested on March 31, 2017	206,668	$1,141	492,500	$2,993

For the three-month periods ended March 31, 2017 and 2016 the equity compensation expense that has been charged in the unaudited condensed consolidated statements of comprehensive income was $108 and $109 for the Employee awards and $187 and $158 for the Non-Employee awards, respectively. This expense has been included in general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income.

As of March 31, 2017 the total compensation cost related to non vested awards is $2,100 and is expected to be recognized over a weighted average period of 1.75 years. The Partnership uses the straight-line method to recognize the cost of the awards.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

10. Net Income Per Unit

The general partner’s and common unit holders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007 were distributed according to the terms of the partnership’s agreement, regardless of whether those earnings would or could be distributed. Our Limited Partnership Agreement (the “Partnership Agreement”) does not provide for the distribution of net income; rather, it provides for the distribution of “available cash”, which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. The Partnership follows the guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships, which considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method.

This guidance also considers whether the Partnership Agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. The Partnership excluded the effect of the 12,983,333 Class B Convertible Preferred Units in calculating dilutive Earnings Per Unit (“EPU”) as of March 31, 2017 and 2016 as they were anti-dilutive.

As of March 31, 2017 and 2016 the Partnership excluded the effect of 699,168 and 850,000 non-vested unit awards in calculating dilutive EPU for its common unitholders respectively, as they were anti-dilutive. The non-vested units are participating securities because they receive distributions from the Partnership and these distributions do not have to be returned to the Partnership if the non-vested units are forfeited by the grantee.

The Partnership’s net income for the three-month periods ended March 31, 2017 and 2016 did not exceed the First Target Distribution Level of $0.2425 per unit per quarter, as such term is defined in our Partnership Agreement, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

The Two Class Method was used to calculate EPU as follows:

BASIC and DILUTED	For the three-month periods ended March 31,
Numerators	2017	2016
Partnership’s net income	$12,253	$12,102
Less:
Preferred unit holders’ interest in Partnership’s net income	2,775	2,775
General Partner’s interest in Partnership’s net income	184	185
Partnership’s net income allocable to unvested units	53	65
Common unit holders’ interest in Partnership’s net income	$9,241	$9,077
Denominators
Weighted average number of common units outstanding, basic and diluted	121,985,686	119,559,456
Net income per common unit:
Basic and diluted	$0.08	$0.08

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

11. Commitments and Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. The Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

(a) Lease Commitments

Future minimum rental receipts, assuming no off hire and dry docking days and excluding any profit share revenue that may arise, based on non-cancellable long-term time and bareboat charter contracts, as of March 31, 2017 are:

For the three-month periods ended March 31,	Amount
2018	$202,409
2019	128,734
2020	104,181
2021	76,283
2022	53,564
Thereafter	154,351

Total	$719,522

12. Subsequent events

a)	Dividends: On April 20, 2017, the board of directors of the Partnership declared a cash distribution of $0.08 per common unit for the first quarter of 2017, which will be paid on May 12, 2017, to unit holders of record on May 5, 2017.

On April 20, 2017, the board of directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the first quarter of 2017. The cash distribution will be paid on May 10, 2017, to Class B Unit holders of record on May 3, 2017.